SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ----------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
       Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934


                          MARRIOTT HOTEL PROPERTIES II
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)

                      MacKenzie Patterson Special Fund 2, L.P.
                      (Name of Person(s) Filing Statement)


                      Units of Limited Partnership Interest
                         (Title of Class of Securities)


                                      None
                      (CUSIP Number of Class of Securities)

                                                 -----------------


         C. E. Patterson                     Paul J. Derenthal, Esq.
         MacKenzie Patterson, Inc.           Derenthal & Dannhauser
         1640 School Street, Suite 100       455 Market Street, Suite 1600
         Moraga, California  94556           San Francisco, California  94105
         (510) 631-9100                      (415) 243-8070

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

         -----------------------------------------------------------------------

         The Schedule 14D-9 of MacKenzie Patterson Special Fund 2, L.P. concerning the tender offer by MHP II Acquisition Corp. for units of limited partnership interest of Marriott Hotel Properties II Limited Partnership is hereby amended to file as an additional exhibit the Exhibit 4 described below and attached hereto:

Item 9.  Material to be Filed as Exhibits

                  Exhibit No.

                  Exhibit 4         Notice to Unitholders dated May 28, 1996





                                                       2


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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 1996                  MACKENZIE PATTERSON SPECIAL FUND 2, L.P.
                                            a California Limited Partnership

                                            By: MACKENZIE PATTERSON, INC.,
                                                General Partner

                                                By: _/S/ VICTORIAANN TACHEIRA_
                                                   Victoriaann Tacheira,
                                                   Vice President


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



                                    EXHIBIT 4

                              Notice to Unitholders
                                       of
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                      from
                            MacKENZIE PATTERSON, INC.

                              Notice to Unitholders
                                       of
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                      from
                            MacKENZIE PATTERSON, INC.

         By letter dated May 15, 1996, the initial Expiration Date, MHP II Acquisition Corp. (the "Purchaser"), notified you that it has extended its Offer to purchase all the outstanding units of Marriott Hotel Properties II Limited Partnership through June 13, 1996 and retains the right to extend the Offer indefinitely thereafter. By letter dated May 23, 1996, the Purchaser amended its offer to increase the Offer price to $150,000 per Unit. We believe that this increased price demonstrates that Marriott believes that the original price of $125,000 per Unit was less than the fair market liquidation value of the Partnership's assets. We continue to believe that the General Partner has a duty to advise the Limited Partners of its opinion concerning the value of the Partnership's assets. With this notice we are providing a form by which the Limited Partners can call for a meeting of the Limited Partners to seek the General Partner's consent to adoption of a liquidation policy and democracy rights in the best interests of the Partnership and all Limited Partners.

THE VALUATION

         The General Partner and its parent, Host Marriott, still have not provided their opinion of the value of the Partnership's assets. We believe that the willingness of Host's subsidiary to pay a substantially increased purchase price indicates that Host believes that the value of the Partnership's assets substantially exceeds both the original Offer price and the maximum value per Unit established by American Appraisal Associates, Inc. ("AAA"). The increased price of $150,000 per Unit constitutes an amount which is 44% greater than the base case value established by the AAA analysis and 16% greater than the maximum value produced by that analysis. In other words, Host Marriott's subsidiary is willing to pay $34 million more for the Units than the AAA analysis established as the base value for the Units. We think this indicates material flaws in the AAA analysis. We continue to believe that the General Partner owes the Limited Partners the fiduciary duty to operate the Partnership in a manner designed to provide a maximum return on the Limited Partners' investment, and, at a minimum, the duty to provide its own opinion as to the adequacy of its affiliate's offer price.

         When the Partnership was formed, the Limited Partnership Agreement was drafted by Marriott to provide specific procedures to protect the Limited Partners' interests in the event of a sale of Partnership assets to the General Partner or its affiliates. Under Section 5.02.B.(ii) of the Partnership Agreement, the General Partner does not have the authority to sell any of the Partnerships properties to its affiliates without the Limited Partners' consent, and only after obtaining three separate appraisals of the fair market sales values of the properties (not the Units) by independent appraisers. The purchase price in such event would be payable in cash to the Partnership and would equal the average of the three appraised values, disregarding any value which varied by more than 20% from the mid-range appraisal. If the Manager were to purchase the properties pursuant to its right of first refusal, the price would be the greater of such average or the price offered by a third party. The entire cost of such appraisal process would be borne by the General Partner and its affiliates and no real estate commission would be chargeable by any party.

         Host Marriott, by means of the tender offer by its subsidiary, is seeking to acquire the economic benefits of complete control over the Partnership's properties. The General Partner and its affiliates are seeking to do indirectly by means of the Offer what they are unable to do directly in a purchase of the Partnership properties. We believe that, given the admitted conflicts between the interests of the General Partner and the Limited Partners, the General Partner should follow the procedures it designed to assure fairness in transactions between the Partnership and the General Partner and on which the Limited Partners relied in investing in Units.

MEETING OF LIMITED PARTNERS

         With this Notice, we are circulating a form by which the Limited Partners may request a meeting of the Limited Partners. The Partnership Agreement provides, in Section 10.01.A., that "meetings of the Limited Partners for any purpose...shall be called by the General Partner upon receipt of a request in writing signed by holders of 10% or more of the Units held by Limited Partners." The purpose of the meeting will be to discuss amendments to the Limited Partnership Agreement which would (i) establish a more certain liquidation policy and procedure for the Partnership, and (ii) provide more standard Limited Partner democracy rights, and to petition the General Partner to consent to, and solicit a Limited Partner consent, to such amendments.

         We would submit a proposal at the meeting that the General Partner adopt a specific liquidation strategy for the Partnership involving one or more of the following: (i) a schedule for liquidation of the Partnership within the next three years, subject to the General Partner's discretion to protect the interests of the Limited Partners in the Partnership assets, (ii) the sale of Partnership properties to affiliates of the General Partner in accordance with the terms provided in the Partnership Agreement, as outlined above, or (iii) providing a liquidity option for sale of Units to the General Partner or its affiliates in a manner similar to the present tender offer, but with a purchase price established as a net asset value for the Units based on the procedures for purchase of Partnership assets by the General Partner or its affiliates. After appropriate discussion, the General Partner will be asked to formulate such a strategy within 30 days and submit it to the Limited Partners for approval by subsequent written consent.

         Currently, the Partnership Agreement does not provide the Limited Partners specific rights to vote on and approve such basic matters as amendments to the Partnership Agreement or liquidation of the Partnership without the consent of the General Partner, except under limited circumstances involving breach, wrongdoing or dereliction of duty by the General Partner. Although the Partnership is now a "public company" by virtue of its recent registration under the Securities Exchange Act of 1934, it was not publicly offered originally. If it had been a public offering originally, it would have been required to comply with standard investor protection provisions imposed by state securities administrators, including the right to vote, without the General Partner's consent, to amend the Partnership Agreement, remove the General Partner or liquidate the Partnership, in each case without having to show "cause" in the form of General Partner malfeasance or failure to perform. We would propose that these investor protection provisions applicable to public partnerships should be enacted by the General Partner and Limited Partners for the Partnership.

         Please execute the attached "Request for Meeting" form and return it by facsimile to MPI at 510-631-9119 or mail it to MPI at 1640 School Street, Suite 100, Moraga, California 94556.

         Upon receipt of the requisite number of requests for a Limited Partners meeting, we will submit the requests to the General Partner in order to set the date for the meeting. If the Limited Partners' petitions are successful, the General Partner would circulate proposed amendments to the Partnership Agreement for approval by the Limited Partners.

         We continue to urge you to resist the Offer - the Limited Partners resistance has already caused the Purchaser to increase its Offer by 20%, and we believe that further resistance will cause the Purchaser and the General Partners to establish an appropriate value for the Units. MPI continues to believe the proposed transaction is neither in the best interests of those partners who might tender nor those who choose not to tender, and recommends against acceptance of the Offer.

WITHDRAWAL OF UNITS

         Any Unitholder who has tendered Units to the Purchaser can withdraw tendered Units at any time on or prior to the Expiration Date (currently June 13, 1996) by sending the Depositary, GEMISYS, Inc., written notice of withdrawal (which may be by telegraphic or facsimile transmission as well as by mail) stating the name of the tendering Unitholder, the number of Units to be withdrawn, and the name of the registered Unitholder if different from the tendering Unitholder. The attached Withdrawal of Tendered Units form may be used for this purpose and the address and telephone numbers of the Depositary are included on the form for your convenience. For further information on withdrawal of tendered units, Marriott MHP Two Corporation Investor Relations can be reached at (301) 380-2070.

May 28, 1996                                       MACKENZIE PATTERSON, INC

                               REQUEST FOR MEETING

         The undersigned is the holder of the number of Units of Limited Partnership Interest in Marriott Hotel Properties II Limited Partnership (the "Partnership") set forth beside my signature. Pursuant to Section 10.01.A. of the Partnership's Amended and Restated Agreement of Limited Partnership, I hereby request that the General Partner of the Partnership call a meeting of Limited Partners upon receipt of this request signed by holders of at least 10% of the outstanding Units. We request that this meeting be held as soon as practicable in compliance with the provisions of Section 10.01.

     The purpose of the meeting will be to discuss amendments to the Limited Partnership Agreement which would

     1. Adopt a specific liquidation strategy for the Partnership involving one or more of the following: (a) a schedule for liquidation of the Partnership within the next three years, subject to the General Partner's discretion to protect the interests of the Limited Partners in the Partnership assets, (b) the sale of Partnership properties to affiliates of the General Partner in accordance with the terms provided in the Partnership Agreement, as outlined above, or (c) providing a liquidity option for sale of Units to the General Partner or its affiliates in a manner similar to the present tender offer, but with a purchase price established as a net asset value for the Units based on the procedures for purchase of Partnership assets by the General Partner or its affiliates; and

     2. Provide Limited Partners holding a majority of the outstanding Units the right to vote, without the General Partner's consent, to amend the Partnership Agreement, remove the General Partner or liquidate the Partnership, in each case without having to show "cause".

         After appropriate discussion, the General Partner will be asked to formulate a liquidation strategy and appropriate Limited Partner democracy rights within 30 days and submit the proposed amendments to the Limited Partners for approval by subsequent written consent.

All registered Unitholder(s) must sign exactly as name(s) appear(s) on the address label.

- -------------------------------------------------
(Print Name(s))

- -------------------------------------------------


_________________________________________________  Dated:  ____________________
(Signature(s))

_________________________________________________  Dated:  ____________________

            WHEN COMPLETED AND EXECUTED, SEND BY FAX TO 510-631-9119

                              NOTICE OF WITHDRAWAL
                                       OF
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                                       OF
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                  Previously Tendered Pursuant To The Offer By
                            MHP II ACQUISITION CORP.

THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JUNE 13, 1996, UNLESS EXTENDED

TO:  GEMYSIS, INC.
Attention: Proxy Department
7103 South Revere Parkway
Englewood, Colorado 80112-9523

By Facsimile:
1-303-705-6171
Confirm facsimile by telephone:
1-800-955-9033

Gentlemen:

         The following holder of Units of Limited Partnership Interest of Marriott Hotel Properties II Limited Partnership (the "Units"), that have previously been tendered pursuant to the offer by MHP II Acquisition Corp. are hereby withdrawn. Please return the tendered Units and all rights with respect thereto promptly to the undersigned. A failure to complete the Section "Number of Units Tendered" shall be deemed to indicate the intent of the undersigned that all Units previously tendered to MHP II Acquisition Corp. are hereby withdrawn.

         DESCRIPTION OF UNIT(S) WITHDRAWN AND SIGNATURES OF UNITHOLDERS

     All registered Unitholder(s) must sign exactly as name(s) appear(s) on the address label. See Instruction 3.

- -------------------------------------------------
(Print Name(s))

- -------------------------------------------------

Number of Units Tendered:

- -------------------------

_________________________________________________  Dated:  ____________________
(Signature(s))

_________________________________________________  Dated:  ____________________

         If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 3.

Name(s) and Capacity:  _______________________________________________________

Address:  ___________________________________________________________________

City, State:  _____________________________________  Zip Code:  _______________

Area Code and Tel. No.:  _____________________________________________________

                                  INSTRUCTIONS

1. Delivery of Notice of Withdrawal. The Notice of Withdrawal (attached as the opposite page) should be completed, executed, detached and sent by facsimile transmission (or mail) to GEMYSIS, Inc. at the facsimile number set forth on the Notice of Withdrawal and must be received by GEMYSIS prior to 12:00 midnight, New York City time, on June 13, 1996, or such date to which the Offer may be extended. Receipt of the facsimile transmission of the Notice of Withdrawal by GEMYSIS should be confirmed by telephone at the number set forth on the Notice of Withdrawal.

2. Inadequate Space. If any space provided in the Notice of Withdrawal is inadequate, all such additional information should be listed on a separate schedule and attached as part of the Notice of Withdrawal.

3. Signature on Notice of Withdrawal. The Notice of Withdrawal must be signed by the person(s) who signed the Letter of Transmittal related to the Offer, in the same manner as such Letter of Transmittal was signed. The signatures must correspond exactly with the name(s) as printed on the address label representing such Units without alteration, enlargement or any change whatsoever. If any Units tendered pursuant to the Offer are registered in the names of two or more joint holders, all such holders must sign the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or others acting in a fiduciary capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to GEMYSIS of their authority to act.

4. Guarantee of Signatures. No signature guarantee on this Notice of Withdrawal is required if this Notice of Withdrawal is signed by the registered Unitholder(s). In all other cases, all signatures on this Notice of Withdrawal should be guaranteed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or by a commercial bank, savings bank, or trust company having an office or correspondent in the United States. See Instruction 3.

IMPORTANT: THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY GEMYSIS PRIOR TO 12:00 MIDNIGHT, JUNE 13, 1996, OR SUCH DATE TO WHICH THE OFFER MAY BE EXTENDED.

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